Thomas Harman

Partner

+1.202.373.6725

thomas.harman@morganlewis.com

Via EDGAR Correspondence

June 30, 2022

Kimberly A. Browning

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:                             Morgan Stanley Portfolios, Series 58 (the “Registrant”)

File No. 333-265167

Dear Ms. Browning:

This letter responds to comments provided in a letter dated June 15, 2022, as well as supplemental clarifying comments you provided during the weeks of June 20 and June 27, 2022, with respect to the Registrant’s Registration Statement on Form S-6.  The Registration Statement, which was filed on May 24, 2022, includes one underlying unit investment portfolio, Growth at a Reasonable Price Strategy, Series 1 (the “Trust”).  Summaries of the comments and responses thereto on behalf of the Registrant are provided below.  Where a comment has been addressed, such edit has been incorporated throughout the Registration Statement.  Bolded language refers to additions and ~~striked~~ language refers to deletions.

Investment Concept and Selection Process (pages 2-3)

1.                                      Comment:  The first paragraph mentions “Morgan Stanley Wealth Management Global Investment Office (‘MSWM GIO’).” Please explain to the staff supplementally, the relationship between the Trust’s Sponsor and MSWM GIO, if any. Also, please disclose:

(a) The specific nature of MSWM GIO’s business.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

(b) To the extent not already done so, the material terms and nature of the services  MSWM GIO provides to the Trust. Also, file any related agreements governing those arrangements as exhibits to the registration statement.

(c) Any compensation MSWM GIO receives for the services it performs for the Trust.

Response:  MSWM GIO is a unit of Morgan Stanley Wealth Management that produces a range of investment strategy guidance and analysis to help financial advisors build their practices and manage their clients’ portfolios.  The Sponsor consults with MSWM GIO in connection with the development of certain unit investment trust products, such as the Trust, however, there is neither a formal agreement nor any form of compensation between the Sponsor and MSWM GIO. As discussed under Investment Concept and Selection Process, MSWM GIO identifies a list of stocks to the Sponsor prior to the Trust’s deposit for potential inclusion in the Trust’s portfolio, though MSWM GIO does not supply services to the Trust. In response to the above comment, the Registrant intends to add the following language to appear as the second sentence under the second paragraph under “Investment Concept and Selection Process”:

MSWM GIO is a unit of Morgan Stanley Wealth Management that produces a range of investment strategy guidance and analysis to help financial advisors build their practices and manage their clients’ portfolios.

Further, the Registrant intends to revise the beginning of the last paragraph under “Investment Concept and Selection Process” as follows: MSWM GIO shared its list of identified stocks with Morgan Stanley Smith Barney LLC, the Trust’s Sponsor, for potential inclusion in the Trust’s portfolio, however, MSWM GIO does not supply services to the Trust. The Sponsor intended to include each of the stocks identified by MSWM GIO in the Trust’s portfolio with the exception of any stock that had to be excluded by the Sponsor (see Description of the Trust—The Portfolio).

2.                                      Comment:  Please disclose the types of equity securities in which the Trust may invest. Relatedly, we note the Principal Risk Factors, in the second paragraph, indicates the “Trust consists of common stocks.” Please add corresponding disclosure to the Investment Concept and Selection Process section.

Response:  The Registrant confirms that the type of equity securities in which the Trust may invest are exclusively common stocks.  Accordingly, the Registrant intends to add the following language to first sentence under “Investment Concept and Selection Process”:

Trust will seek to meet its objective by investing in common stocks of companies that Morgan Stanley Wealth Management Global Investment Office (“MSWM GIO”) believes to be “Growth at a Reasonable Price” (“GARP”) stocks due to having certain fundamental growth, quality and valuation (price-related) characteristics, as of June 27, 2022 (the “Selection Date”).

3.                                      Comment:  The second paragraph refers to “large-cap” equities and the “U.S. equity market” and “U.S. equity universe.” Will the Trust invest only in the issue of U.S. large capitalization companies? Please clarify the applicable capitalization sizes and types of issuers for inclusion in the Trust’s portfolio. In identifying these issuers, indicate their respective structures (e.g., registered U.S. corporations). Also, please add corresponding risks to the Principal Risk Factors section.

(a)                                 If the Trust is using the phrases “U.S. equity market” and “U.S. equity universe” as synonyms, please revise the text to use only one of these phrases for purposes of plain English. If not, please explain the difference in the text in plain English.

Response:  The Registrant confirms that the Trust will invest only in the common stocks of U.S. large capitalization companies.  Since the portfolio selection process seeks to include common stocks from each of the eleven GICS sectors, which includes the real estate sector, it is likely that one or more of the common stocks in the Trust’s portfolio may be structured as a real estate investment trust rather than as a U.S. corporation. With regard to the portion of the above comment concerning the phrases “U.S. equity market” and “U.S. equity universe”, the disclosure will be revised to use only the phrase “U.S. equity market”. In response to the above comments, the Registrant intends to update the “Principal Risk Factors” and “Risk Factors” sections to reflect the inclusion of common stocks of real estate investment trusts in the Trust’s portfolio, and further to make the following clarifying revisions to the end of the second paragraph under “Investment Concept and Selection Process”:

The selection universe is comprised of the large-cap (stocks in the top 80% of market capitalization) segment of the U.S. equity market (the “Selection Universe”). The Selection Universe consists of U.S. publicly traded corporations and publicly traded real estate investment trusts, and accordingly, the Trust’s portfolio will also consist of stocks of issuers with such structures.   MSWM GIO applied ~~this~~ the above methodology to each sector, as defined by the Global Industry Classification Standard (“GICS”), of ~~the large cap growth (stocks in the top 70% of the capitalization of the U.S. equity market) segment of the U.S. equity universe (the “~~Selection Universe~~”)~~ with the goal of ranking every stock in each GICS sector using factors that include:

4.                                      Comment: The first paragraph seems to suggest that for inclusion in the Trust’s 80% basket, a “GARP security” must possess each “GARP characteristic” noted in the second sentence (i.e., “consistent earnings and sales growth, favorable valuation metrics, and solid financial strength and profitability”). Is this so or does the Trust consider a company that has a minimum of one of these characteristics to be a GARP company? Please clarify the disclosure accordingly.

Response:  The Registrant confirms that in order to be included in the Trust’s 80% basket, a security must possess all of the GARP characteristics in the second sentence of the first paragraph under “Investment Summary and Selection Process”.  Accordingly, the Registrant intends to revise the disclosure in that paragraph as follows:

Trust will seek to meet its objective by investing in companies that Morgan Stanley Wealth Management Global Investment Office (“MSWM GIO”) believes to be “Growth at a Reasonable Price” (“GARP”) stocks due to having certain fundamental growth, quality and valuation (price-related) characteristics, as of June 27, 2022 (the “Selection Date”). A GARP investment strategy typically emphasizes investment in companies characterized by consistent earnings and sales growth, favorable valuation metrics, and solid financial strength and profitability. At least 80% of the Trust’s assets consist of equities ~~with~~ bearing all of the foregoing GARP characteristics.

5.                                      Comment:  The second paragraph indicates that MSWM GIO uses its “proprietary stock scoring system . . . to provide an objective, quantitative methodology. . . .” (Emphasis added.) Please clarify in plain English how this propriety system operates in an objective manner. Please also clarify in plain English the difference, or explain the relationship, between the Trust’s “proprietary stock scoring system” and the Trust’s “Tactical Equity Framework.”

Response:  After considering the above comment addressing the proprietary selection process that is characterized as “objective” in the Registration Statement, the Registrant has taken the view that the inclusion of the word “objective” in this context is unnecessary, and further, may conflict with possibility that certain of the described constraints on portfolio construction involve a degree of subjectivity when implementing such constraints. Following inspection of previously issued Morgan Stanley unit investment trust products which were both (i) objectively selected and (ii) presented hypothetical strategy performance information, it became clear to the Registrant that the need to include the word “objective” to characterize the portfolio selection process was imperative in that context, but not with respect to the Trust’s strategy. Although the Trust’s strategy considers a variety of quantitative factors in order to narrow the initial selection universe, to characterize the strategy as “objective” may be inappropriate due to potential variations in any of the proprietary stock scoring system, the underlying “Tactical Equity Framework” which is a proprietary tool used by MSWM GIO, as well as the possibility there may be manual intervention in setting the constraints on portfolio construction once the portfolio names are selected

The initial reference to the Trust’s proprietary stock scoring system relates to the initial bulleted list of seven enumerated factors which generate a proprietary score for each stock, with stocks then ranked within a sector based on such scores.  Separately, the reference to the Tactical Equity Framework describes another proprietary tool that seeks to identify companies that may outperform based on certain factors. The Tactical Equity Framework tool is used a number of times to produce data with  seven factors in the overall proprietary scoring system.  Accordingly, the corresponding disclosure has been revised as follows to clarify the disclosure:

To make its selections, MSWM GIO utilized a proprietary stock scoring system, which includes the various bulleted factors listed immediately below, that seeks to provide a~~n objective,~~ quantitative methodology to identify companies with strong fundamental characteristics, centering on attractive earnings growth and favorable valuation metrics.

The second factor bullet will be revised as follows:

•                  estimated excess return, which is the estimated market-relative forward 12-month total return based on MSWM GIO’s proprietary Tactical Equity Framework, which is a separate factor-based tool that seeks to identify companies that may outperform using factors such as growth, momentum, quality and value;

6.                                      Comment:  Please identify the “independent financial data provider” referenced in the fourth bullet point.

Response:  With respect to unit investment products employing an objective selection process in conjunction with the presentation of hypothetical strategy performance information for the objective strategy, it was essential to demonstrate that the strategy was replicable by a third party. In this context, it was therefore essential to identify data sources to support the replicability aspect. However, since the Trust seeks neither to characterize the selection process as objective nor present hypothetical performance, the element of replicability becomes inapplicable as does the related requirement to specify data sources. Further, many of the other factors listed in relation to the proprietary stock scoring system do not cite a specific data source, and for consistency the Sponsor deems it appropriate to remove reference to the “independent financial data provider”.  In response to the above comment, the Registrant intends to revise the applicable disclosure as follows:

•                  estimated long-term growth, which is the median long-term earnings growth forecast for each company ~~as determined by an independent financial data provider~~;

7.                                      Comment: In the tenth bullet point please clarify in plain English, the meaning of a “weighted average estimated long-term growth similar to, or greater than, that of the Selection Universe.”

Response:  In response to the above comment, the Registrant intends to revise the above referenced language as follows for purposes of clarifying the language in plain English:

•                  ensuring the portfolio’s ~~has a weighted~~ average estimated long-term growth, when adjusted for each portfolio component’s relative weight, is similar to, or greater than ~~that~~  the market-cap weighted estimated long-term growth of all the stocks in the Selection Universe;

8.                                      Comment: Based on the second paragraph, the Trust’s portfolio will invest in the sectors defined by the Global Industry Classification Standard. Relatedly, the fifth bullet point in the Principal Risk Factors section states the “Trust’s portfolio invests significantly in a number of sectors.” We note that the Risk Factors section starting on page 15 discusses certain sectors in which the Trust “may invest significantly,” (e.g., Communications Services, Consumer Products, Health Care, and Information Technology). Please briefly identify in this Investment Concept and Selection Process section any such sector in which the Trust “may invest significantly” and add brief corresponding risk disclosure to the Principal Risk Factors section.

Response:  In response to the above comment, the Registrant intends to revise the third sentence of the final paragraph as follows:

As a result of this process, the Trust invests in all of the stocks that were identified by MSWM GIO, with the resulting portfolio concentrated in the common stocks of information technology companies and investing significantly in the common stocks of consumer product companies, financial companies, health care companies, and real estate investment trusts (see Risk Factors).

Further, the second full paragraph under “Principal Risk Factors” will be revised to appear as follows:

In addition, the Trust’s portfolio holdings are concentrated in the common stocks of information technology companies. A trust is considered to be “concentrated” in a particular industry or sector when the securities in a particular industry or sector constitute 25% or more of the total asset value of the portfolio. The Trust’s portfolio also invests significantly in ~~a number of sectors~~ the common stocks of consumer product companies, financial companies, health care companies, and real estate investment trusts. Please also refer to the “Risk Factors” section for a complete discussion of the corresponding risks. Compared to the broad market, an individual industry or sector may be more strongly affected by:

9.                                      Comment: The last two bullet points state the methodology to identify portfolio companies includes, “checking that an independent risk model does not predict that the portfolio will be significantly more volatile than the broader stock market as a whole; and checking that an independent risk model does not predict that the portfolio’s anticipated tracking error will significantly deviate from the Selection Universe.” Please clarify this disclosure in plain English, including the meaning of “significantly” as used in each respective bullet point and explain what will occur upon reaching either “significant” threshold.

Response: In response to the above comment, and in an effort to clarify the applicable language in plain English, the Registrant intends to revise the disclosure in the above-referenced bullet points as follows:

•                  ~~checking~~ ensuring that ~~an independent risk model does not predict that~~ the portfolio’s anticipated volatility level ~~will~~ is not predicted to exceed the anticipated volatility level ~~significantly more volatile than the~~ of the broader stock market as a whole by a degree greater than that set by MSWM GIO as of the Selection Date; and

•                  ~~checking~~ ensuring that ~~an independent risk model does not predict that~~ the portfolio’s anticipated tracking error ~~will significantly~~ is not predicted to deviate more than 5% from that of the Selection Universe.

10.                               Comment: We note that while the Trust’s investment objective is “capital appreciation,” the penultimate paragraph in this Investment Concept and Selection Process suggests the Trust’s investment objective is “relative and absolute total returns.” Please reconcile these disclosures. Also, if the Trust is seeking “relative return,” against what benchmark will the Trust measure the performance of the Trust’s portfolio. Please clarify the disclosure accordingly.

Response: The statement referred to in the above comment reflects a view of MSWM GIO (not of the Sponsor) regarding the potential of the resulting portfolio to generate returns, though it is not intended to reflect a primary or secondary objective of the Trust.  In response to the above comment, the Registrant intends to revise the disclosure as follows, with the goals of reconciling the applicable disclosures as well as providing mitigating language against the expressed view of MSWM GIO:

MSWM GIO believes that the resulting portfolio of stocks has the potential to generate ~~competitive~~ relative and ~~absolute~~ total returns competitive with those anticipated for the Selection Universe through varied market environments. The foregoing view expressed by MSWM GIO is anticipated and may not come to pass, and further, does not reflect a primary or secondary objective of the Trust.

Notes to Portfolio (page 10)

11.                               Comment:  Following the enumerated text in this Notes to Portfolio section, the Trust discloses certain conflicts of interest concerns about the “Sponsor and/or its affiliates.” Relatedly on page 20, the third paragraph under the heading Underwriter’s and Sponsor’s Profits directs the reader to “refer to the discussion immediately following the Notes to Portfolio for additional information.” With an eye toward plain English and clarity, please relocate to the Underwriter’s and Sponsor’s Profit section, the current conflict of interest disclosure appearing under the Notes to Portfolio section or explain why it is appropriate to disclose this information in its current location. Will the Trust be adding additional information to the Notes to Portfolio section?

Response: The Registrant intends to include additional information in the Notes to Portfolio section to describe with specificity any conflicts of interest the Sponsor, or any affiliate of the Sponsor, may have with respect to companies in the Trust’s portfolio. Specifically, the Sponsor intends to include the following related disclosures in the Notes to Portfolio section:

(4) The following information details certain of the Sponsor’s investment banking relationships and other matters related to certain of the Trust’s securities as of June 28, 2022, unless otherwise noted.

(A) As of May 31, 2022, the Sponsor, or an affiliate, beneficially owned 1% or more of a class of common equity securities of this issuer.

(B) For the 12 months ending on June 28, 2022, the Sponsor, or an affiliate, received compensation for investment banking services from this issuer.

(C) In the 3 months following June 28, 2022, the Sponsor, or an affiliate, expects to receive or intends to seek compensation for investment banking services from this issuer.

(D) For the 12 months ending on June 28, 2022, the Sponsor, or an affiliate, has managed or co-managed a public offering (or 144a offering) of the securities of this issuer.

(E) For the 12 months ending on June 28, 2022, the Sponsor, or an affiliate, has provided or is providing investment banking services to, or has an investment banking client relationship with this issuer.

(F) For the 12 months ending on June 28, 2022, the Sponsor, or an affiliate, has received compensation for products or services other than investment banking services from this issuer.

(G) For the 12 months ending on June 28, 2022, the Sponsor, or an affiliate, has either provided or is providing non-investment banking, securities-related services to and/or in the past has entered into an agreement to provide services or has a client relationship with this issuer.

(H) As of June 28, 2022, the Sponsor, or an affiliate, has a significant financial interest in the debt securities of this issuer.

(I) The Sponsor, or an affiliate, is a market maker in the securities of this company.

(J) An employee, director or consultant of Morgan Stanley is a director of this company. This person is not a research analyst or a member of a research analyst’s household.

The above referenced disclosure has been relocated and integrated (to minimize redundancy) with similar disclosure in the Underwriter’s and Sponsor’s Profit section, and the Registrant intends to include the following revised paragraph therein:

The Sponsor and its affiliates provide a vast array of financial services to a large number of companies globally and receive compensation for those services from such companies, some of which may be issuers of the common stocks in the Trust’s portfolio. During the last twelve months, the Sponsor and/or its affiliates, may have acted as underwriter, manager or comanager of a public offering of the securities of, provided investment banking services to, or maintained a market in the securities of certain of the companies or their affiliates in the portfolio of the Trust and/or may seek to do so in the future. The Sponsor and its affiliates may provide additional services, including but not limited to corporate banking, securities underwriting, brokerage, research, asset management and trading, to various companies.  Holders should know that the Sponsor or its affiliates may have received, receive or seek to receive compensation for those services from such companies, which may include certain of the companies in the portfolio of the Trust.  As noted above, the inclusion of any such companies in the Trust would constitute a conflict of interest.  Please refer to the Conflicts of Interest section and to the discussion immediately following the Notes to Portfolio for additional information.

12.                               Comment: With respect to the “Risk Factors — Real Estate Investment Trusts” section, please revise the disclosure to reflect the risks associated with the specific type of REITs in which the Trust is anticipated to invest.

Response: In response to the above comment, the Registrant intends to revise the above referenced section as follows:

Real Estate Investment Trusts

The Trust ~~may~~ invests significantly in the common stocks of real estate investment trusts (“REITs”). REITs are financial vehicles that seek to pool capital from a number of investors in order to participate directly in real estate ownership (Equity REITs) or financing (Mortgage REITs). REITs are usually managed by separate advisory companies for a fee which is ordinarily based on a percentage of the assets of the REIT in addition to reimbursement of operating expenses. Due to its investments in REIT shares, your Trust will be subject to the risks generally incident to the ownership of real property (in addition to securities market risks). The underlying value of the Trust’s Securities and the Trust’s ability to make distributions to its Holders may be adversely affected by adverse changes in national economic conditions, adverse changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skills, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war and terrorism, epidemics/pandemics, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of the REITs in the Trust.

REITs have been compared to bond equivalents (paying to the REIT holders their pro rata share of the REITs annual taxable income). In general, the value of bond equivalents changes as the general levels of interest rates fluctuate. When interest rates decline, the value of a bond equivalent portfolio invested at higher yields can be expected to rise. Conversely, when interest rates rise, the value of a bond equivalent portfolio invested at lower yields can be expected to decline. Consequently, the value of REITs may at times be particularly sensitive to devaluation in the event of rising interest rates. Equity REITs are less likely to be affected by interest rate fluctuations than Mortgage REITs and the nature of the underlying assets of an Equity REIT, i.e., investments in real property, may be considered more tangible than that of a Mortgage REIT. Equity REITs are more likely to be adversely affected by decreases in the value of the underlying property it owns than Mortgage REITs. Mortgage REITs provide financing for real estate by purchasing or originating mortgages and mortgage-backed securities and earn income from the interest on these investments and are subject to many of the same risks associated with the ownership of real property, which are described above.

Certain of the REITs in the Trust may be categorized as retail REITs, which own and operate properties available for lease to retail companies. In addition to the risks related to REITs generally, investments in these retail REITs are especially sensitive to local and national economic cycles. During times of down cycles, retail REITs are subject to decreases in demand for retail rental properties, defaults by tenants, store closings, and declines in rental market rates resulting from unanticipated economic, legal, or technological developments. Retail REITs are also negatively impacted by retail company bankruptcies and restructuring as a result of, among other things, changes in consumer confidence and spending, intense competition, changes in demographics, and changes in consumer tastes and preferences.

Certain of the REITs in the Trust may be categorized as residential REITs that have exposure to residential real estate and certain types of commercial real estate that complements residential real estate, including properties operated by healthcare providers and self-storage companies. In addition to the risks related to REITs generally, investments in these REITs are subject to additional subsector-specific risks. Residential real estate may be affected by unique supply and demand factors that do not apply to other REIT sub-sectors. In addition, certain investors may already have exposure to residential real estate through ownership of a primary residence or direct ownership of rental property. The value of healthcare-focused REITs may be affected by changes in federal or state regulation of healthcare providers and reimbursement rates to healthcare providers under Medicare, Medicaid and other public or private health insurance plans. Unlike less specialized commercial real estate, when tenants vacate healthcare-related properties, the ability of property management to find replacement tenants may be impaired by the properties’ specialized healthcare uses. Investments in self-storage REITs are subject to changes in demand levels for self-storage. In addition, self-storage operators may be liable for unplanned environmental and hazardous waste compliance costs associated with operating self-storage locations.

Certain of the REITs in the Trust may concentrate investments in specific geographic areas or in specific property types, i.e., apartments, office, healthcare, regional malls, industrial, ~~and~~ retail and timberlands; the impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. In addition, investors should be aware that REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market’s perception of the REIT industry generally, and the possibility of failing to qualify for tax-free passthrough of income under the Internal Revenue Code of 1986, as amended (the “Code”), and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause the REIT to experience delays in enforcing its rights as mortgagee or lessor and to incur significant costs related to protecting its investments.

Description of the Trust (page 11)

13.                               Comment: At an appropriate location, please add a “Conflicts of Interest” section to the disclosure. We note Morgan Stanley Portfolios has included such a section in certain other registration statements (e.g., Form S-6 Morgan Stanley Portfolios, Series 45 filed on October 2, 2020, to register securities for the Life After Covid unit investment trust).

Response: In response to the above comment, the Registrant intends to include the following disclosure immediately preceding the section entitled “Legal Proceedings and Legislation”:

Conflicts of Interest

Certain of the Securities selected for the Trust are subject to conflicts of interest. The Sponsor selected the Securities for the Trust through the process described under “Investment Summary and Selection Process”. The Sponsor and its affiliates have a range of relationships with certain of the companies contained in the Trust. The inclusion of these companies in the Trust constitutes a conflict of interest, as set forth in detail under “Notes to Portfolio”.

Further, and in keeping with the presentation found in Morgan Stanley Portfolios, Series 45 as it relates to the inclusion of a “Conflicts of Interest” section in the prospectus (and related references thereto), the Registrant intends to include the following accompanying language towards the end of the first full paragraph of the section entitled “The Portfolio”:

In addition, the Sponsor and its affiliates in their general securities businesses may act as agent or principal in connection with buying and selling securities, including the Securities held by the Trust, and may have bought the Securities held in the Trust, thereby benefiting. See under “Notes to Portfolio” and “Conflicts of Interest” in this Prospectus for specific information concerning the investment banking relationships, various other matters and roles as market-makers maintained by the Sponsor and its affiliates for certain of the Securities included in the Trust. In the future, the Sponsor and its affiliates may also provide or seek to provide investment banking or other services to any of the issuers of the Securities in the Trust. If these scenarios were to occur, the inclusion of such companies in the Trust would constitute a conflict of interest.

Contents of Registration Statement (page S-2)

14.                               Comment: Please add the undertaking required by Section 15(d) of the Securities Exchange Act of 1934. See General Instruction 3(a)(3) of Form S-6. If the Registrant may indemnify a director, officer, or controlling person against liabilities arising under the Securities Act of 1933 (“Securities Act”), please add an undertaking to the registration statement that states the indemnification language of Rule 484.

Response: The Registrant confirms that the applicable undertakings noted in the above comment will be included within the upcoming amended Registration Statement filing that will seek effectiveness on June 30, 2022.

* * * * * * * * * *

We hope the foregoing is responsive to each of the comments you provided.  Please do not hesitate to contact the undersigned at (202) 373-6725 if you have any questions concerning the foregoing.

Sincerely,

/s/ Thomas Harman

Thomas Harman, Esq.

cc:                                Michael B. Weiner, Esq.